[FIRST INDUSTRIAL LETTERHEAD]
September 15, 2009
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Industrial Realty Trust, Inc.
Registration Statement on Form S-3
Filed March 6, 2009
File No. 333-157771

Post Effective Amendment No. 1 to
Registration Statement on Form S-3
Filed March 6, 2009
File No. 333-152907

Post-Effective Amendment No. 1 to
Registration Statement on Form S-3
Filed March 6, 2009
File No. 333-142472

Post-Effective Amendment No. 1 to
Registration Statement on Form S-3
Filed March 6, 2009
File No. 333-142474
Ladies and Gentlemen:
          In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, a request is made hereby on behalf of First Industrial Realty Trust, Inc., a Maryland corporation (the “Company”) and First Industrial, L.P., a Delaware limited liability company (the “Operating Partnership” and together with the Corporation, the “Issuers”), that acceleration of the effectiveness of the above-captioned Registration Statements be granted for 4:00 p.m. (ET) on September 18, 2009, or as soon thereafter as practicable.
     In connection with this request for acceleration, the Issuers acknowledge that:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
September 15, 2009

(iii)	the Issuers may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, FIRST INDUSTRIAL REALTY TRUST, INC.
By:	/s/ Scott Musil
Scott Musil
Chief Financial Officer

FIRST INDUSTRIAL, L.P.
By:	First Industrial Realty Trust, Inc., its general partner

By:	/s/ Scott Musil
Scott Musil
Chief Financial Officer